Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel
March 14, 2022
Via EDGAR
Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Principal Exchange-Traded Funds (the “Registrant”)
Preliminary Proxy Statement on Schedule 14A
Pursuant to the Securities Exchange Act of 1934
Registration No. 333-201935

Dear Ms. White,

On behalf of the Registrant, this letter responds to your comments communicated to me by telephone on March 8, 2022 with respect to the Registrant’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 4, 2022 (the “Proxy Statement”). The Registrant will make changes in response to your comments in the Registrant’s Definitive 14A filing for the Proxy Statement. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

Comment 1. You state that approval of the concentration-related fundamental restriction is being sought to allow each Fund to become actively managed; however, each Fund could become actively managed without approval as long as it wasn’t concentrated. Please revise in the letter and elsewhere, as appropriate, to clearly state what you are asking investors to approve and the implications of such approval in terms of each Fund’s strategy and risk profile.

Response: The Registrant has revised the letter and elsewhere to address this comment.

Comment 2. In the Notice, your characterization of the proposal is too vague to be informative. Please revise in the Notice and elsewhere to include the language associated with the new concentration policy for each Fund.

Response: The Registrant has revised the Notice and elsewhere to address this comment.

Comment 3. It is unclear how the proposed investment restriction for the Principal Healthcare Innovators ETF and the Principal Millennials ETF is consistent with Section 8(b)(1) of the 1940 Act. That is, wouldn’t approval of the restriction mean that the ETFs could concentrate in any industry or group of industries they wanted to simply by revising the prospectus and without seeking shareholder approval? Please advise or revise and refrain from filing the Definitive 14A Proxy Statement until the issue has been resolved.

Response: The Registrant has revised the proposed investment restriction for the Principal Healthcare Innovators ETF and the Principal Millennials ETF to address this comment. For the Principal Healthcare Innovators ETF, the proposed investment restriction is: The Fund will concentrate its investments (invest more than 25% of its assets) in one or more industries within the healthcare sector.

For the Principal Millennials ETF, the proposed investment restriction is: The Fund will concentrate its investments (invest more than 25% of its assets) in one or more industries within the consumer discretionary sector and one or more industries within the communication services sector.

Comment 4. Your disclosure suggests that the Funds may be transitioning from being passively managed to being actively managed. If that is accurate, the rationale given for revising the strategy does not make sense nor does it inform investors how the advisor plans to manage the Fund if approval is obtained. Please revise as appropriate.

Response: That is accurate. The Registrant has revised the Proxy Statement to address this comment.

Comment 5. Please confirm that when the Principal Millennials ETF changes its name to the Principal Millennial Global Growth ETF, it will revise its strategies if necessary to reflect the term “Global” in its name.

Response: Confirmed.

Comment 6. Please revise the proxy card to more precisely state what shareholders are being asked to approve. That is, revise to state “1. Approval to amend the Fund’s fundamental investment restriction related to concentration from ABC to XYZ.” Corp. Fin. Compliance and Disclosure Interpretation 301.01.

Response: The Registrant has revised the proxy card to address this comment. There are now six separate proxy cards.

Please call me at 515-247-5419 if you have any questions.

Sincerely,

/s/ Laura Latham

Laura Latham
Assistant Counsel and Assistant Secretary, Registrant

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